Exhibit 1.01

Conflict Minerals Report

as required by Items 1.01 and 1.02 of Form SD

This Conflict Minerals Report (this “Report”) for Polycom, Inc. (“Polycom” or “we”) covers the reporting period from January 1, 2015 to December 31, 2015, and is presented in accordance with Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”).

This Report and our Form SD can be found on our website at www.polycom.com.

Introduction

Rule 13p-1 was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to “conflict minerals” as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Conflict minerals are defined by the SEC as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten (“3TG”). Rule 13p-1 and the related rules adopted by the SEC require companies subject to Rule 13p-1 to perform certain procedures to determine the source of 3TG minerals that are deemed to be necessary to the functionality of the products such companies manufacture or contract to manufacture. Specifically, companies are required to determine whether the 3TG minerals used in their products originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Region”), and whether armed groups directly or indirectly benefit as a result, and to disclose information about the due diligence procedures the company performed.

We have adopted a Conflict Minerals Statement (the “Conflict Minerals Statement”) pursuant to which we (i) expect our vendors to source materials from socially-responsible suppliers, including valid conflict-free mines, (ii) will work closely with our vendors to determine the potential use of conflict minerals in our supply chain, and (iii) will request our vendors to conduct the necessary due diligence and provide us with proper verification of the source of the materials used in the products. A link to the Conflict Minerals Statement can be found at www.polycom.com.

Reasonable Country of Origin Inquiry

Polycom has determined that certain 3TG minerals are necessary to the functionality or production of products that we manufactured or contracted to manufacture in 2015. Based on that determination, we conducted a reasonable country of origin inquiry (“RCOI”) for 2015 to determine whether any of those 3TG minerals originated in the Covered Region, or are from recycled or scrap sources. Polycom is many steps removed from the mining of 3TG minerals. We rely on our Tier 1 suppliers to provide information on the origin of 3TG contained in components that are included in our products. Our RCOI was based on a survey of our direct suppliers of materials, parts, components or products containing necessary 3TG minerals. In our RCOI process, we utilized the Conflict Minerals Reporting Template (“CMRT”) that is issued by the Conflict-Free Sourcing Initiative (“CFSI”) for obtaining information from our suppliers.

Design of Our Due Diligence Measures

For the calendar year 2015, we adopted a policy and methodology that aligned with Annex I of the Organisation for Economic Co-Operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Framework”). Below is a summary of the due diligence measures we undertook as they relate to the five steps of the OECD Framework:

Step 1 – Establish strong company management systems. We have adopted and communicated the Conflict Minerals Statement to vendors and the public. We structured a team of individuals from various areas within the organization to support the process of supply chain due diligence, including implementing a system of controls to aid in the transparency over the mineral supply chain. This also includes, but is not limited to, the chain of custody and/or traceability of identifying upstream actors in the supply chain. Also included in the Conflict Minerals Statement is a grievance mechanism that will help monitor vendor compliance.

Step 2 – Identify and assess risk in the supply chain. We held meetings with management from various departments to discuss the applicable definitions of “manufacturer” and “contract to manufacture.” Through this process, we identified products that contain 3TG minerals and mapped them to their respective vendors. We evaluated our hardware products that contain 3TG minerals, which were determined to have been sourced from sixteen vendors (“In-Scope Vendors”). The In-Scope Vendors were surveyed through the RCOI survey process using the Conflict Minerals Reporting Template (known as the CFSI Reporting Template) published by the CFSI. Responses received were reviewed for completeness and risk rated for additional due diligence.

Step 3 – Design and implementation of a strategy to respond to identified risks. From the risks identified above, management designed and implemented a strategy to respond to such risks. This strategy included the use of standard operating procedures to identify and act on supply chain risks. These procedures include, but are not limited to, performing testing and remediation procedures and identifying and prioritizing opportunities for future improvement.

RCOI surveys from In-Scope Vendors were collected and reviewed for completeness, as well as risk rated and assigned a rating of High Risk or Low Risk. High Risk In-Scope Vendors were provided with the Conflict Minerals Statement, as well as a link to the OECD Framework.

Step 4 – Support independent third-party audit of supply chain due diligence at identified points in the supply chain. We leveraged the publicly-available information related to due diligence conducted on smelters and refiners by the CFSI’s Conflict-Free Smelter Program (“CFSP”). The CFSP uses independent private sector auditors to audit the source, including mines of origin and chain of custody of the conflict minerals used by smelters and refiners that agree to participate in the CFSP.

Step 5 – Report on supply chain due diligence. We have compiled our results and filed this Report in accordance with Rule 13p-1. Further information is also available by reviewing the Conflict Minerals Statement.

Due Diligence Performed

As part of the Due Diligence Program stated above, we performed the following procedures as a result of triggers identified during the RCOI process:

•	Reviewed RCOI responses for completeness. When a response was returned incomplete, efforts were made to obtain missing information from the supplier. When necessary, we also provided an educational letter to help suppliers complete their response.

•	Reviewed RCOI for data quality. When a response contained information which did not align with Polycom’s expectation, we inquired to the supplier to obtain additional information. Also, when necessary we provided an educational letter to help suppliers further understand Conflict Minerals.

•	Reviewed named smelters listed in the RCOI responses and matched those names to the smelters lists from the CFSI. If a named smelter was not on the list of ‘Compliant’ or ‘Active’ smelters, an effort was made to obtain additional information from the supplier.

Products

During this reporting period, we identified the categories of products on Attachment A that we manufactured or contracted to manufacture during 2015 containing necessary 3TG minerals.

Results of Due Diligence for the 2015 Calendar Year

The due diligence process, as described above, allowed Polycom to identify in-scope products and the corresponding vendors. We received survey responses from all sixteen In-Scope Vendors, or 100% of the population of products surveyed. The responses indicated that approximately 100% of the In-Scope Vendors may supply products that contain one or more of the named 3TG minerals.

Our efforts to determine the mine or location of origin of the necessary 3TG minerals in our products consisted of a review of the responses collected from our In-Scope Vendor surveys. Below is a summary of the country of origin information collected as a result of our RCOI efforts.

Conflict Mineral	Countries of origin and other sources may include the following
Tin	China, United States, Brazil, Indonesia, Japan, Bolivia, Germany, Poland, Malaysia, Peru, Thailand, Taiwan, Vietnam, Rwanda, Philippines, Belgium, Spain, Republic of Korea, United Kingdom, Russian Federation, Canada, Australia, Switzerland, Singapore, Czech Republic, France and Ghana

Tantalum	China, United States, Brazil, India, Japan, Estonia, Russian Federation, Kazakhstan, Mexico, Austria, Thailand, Germany, United Kingdom, Ethiopia and South Africa

Tungsten	Japan, United States, China, Vietnam, Austria, Russian Federation and Germany

Gold	United States, Japan, Kazakhstan, Germany, Uzbekistan, Brazil, Switzerland, Turkey, Philippines, Sweden, Mexico, Canada, China, Italy, Republic of Korea, Russian Federation, Kyrgyzstan, Saudi Arabia, Singapore, Indonesia, South Africa, Netherlands, Spain, Taiwan, Belgium, Australia, New Zealand, Thailand, India, United Arab Emirates, Malaysia, Zimbabwe, Sudan, Poland, Austria, Hong Kong, Chile, France, United Kingdom and American Samoa

Continuous Improvement in Understanding Sources of Minerals

As we continue to work with our suppliers to gain transparency in our supply chain, we look for ways to improve our Conflict Minerals Program. This includes, but is not limited to, additional trainings, work groups and/or tools to complement our efforts on supply chain due diligence.

Future Measures

The due diligence process discussed above is an ongoing process. As we continue to conduct due diligence on our products, we will continue to refine procedures to meet the goals and adhere to the values set forth in the policy outlined above. We will also continue to provide training to our appropriate internal teams on 3TG minerals and the process utilized.

Independent Private Sector Audit of this Report

This Conflict Minerals Report was not subject to an independent private sector audit, as such an audit was not required by paragraph (c)(1)(iv) of the instructions to Item 1.01 of Form SD.

Forward-Looking Statements

This Report contains forward-looking statements within the meaning of the federal securities laws. Any statements that do not relate to historical or current matters are forward-looking statements. You can identify some of the forward-looking statements by use of forward-looking words, such as “will”, “expect”, “intend” and the like, or the use of future tense. Examples of forward-looking statements include, but are not limited to, statements concerning Polycom’s intended future efforts to mitigate the risk that the manufacture of its products benefits arms groups in the Covered Countries.

Forward-looking statements are subject to risks and uncertainties that could cause actual actions or performance to differ materially from those expressed in the forward-looking statements. These risks and uncertainties may include, but are not limited to, the implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers, on a timely basis or at all, whether smelters and refiners and other market participants responsibly source Conflict Minerals and political and regulatory developments, whether in the DRC region, the United States, or elsewhere. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of filing of this document. We do not intend, and undertake no obligation, to publish revised forward-looking statements to reflect events or circumstances after the date of filing of this document or to reflect the occurrence of unanticipated events.

Appendix A – Polycom Product Family List

UC Group Systems

Polycom® RealPresence® Group Series

Polycom® HDX® Series

Polycom® RealPresence Centro™

Polycom® RealPresence Trio™

Polycom® RealPresence Immersive Studio™

Polycom® RealPresence® OTX® Studio

Polycom® EagleEye™Director

Polycom® EagleEye™Producer

Polycom® UC Board™

Polycom® VisualBoard™

Polycom® RealPresence Touch™

Polycom® RealPresence® Group Convene™

Polycom® RealPresence Debut™

Polycom® RealPresence® Practitioner Cart® 8000

Polycom® RealPresence® EduCart™500

Polycom® RealPresence VideoProtect™500

Polycom® RealPresence® Utility Cart 500

Polycom® VoiceStation®

Polycom® SoundStation®

Polycom® SoundStation® IP

Polycom® SoundStation® Duo

Polycom® CX8000

Polycom® CX3000

Polycom® CX5100

Polycom® CX5500

UC Personal Devices

Polycom® VVX® 1500

Polycom® VVX® 600

Polycom® VVX® 500

Polycom® VVX® 410/400

Polycom® VVX® 310/300

Polycom® VVX® 201/101

Polycom® SoundPoint® IP Desktop Phones

Polycom® VVX® USB Camera

Polycom® HDX® 4000 and 4500 Series

Solutions Purpose-Built for Microsoft Lync – CX Series

UC Platform

Polycom® RealPresence® Collaboration Server (RMX®)

Polycom® RSS™ 4000

Polycom® RealPresence® Capture Server

Polycom® RealPresence® Capture Station Pro

Polycom® RealPresence® Capture Station Portable Pro

Polycom® RealPresence® Broadcast Producer